Exhibit 99.4

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust

On March 18, 2010, we reported on the consolidated balance sheets of Penn West Energy Trust (“Penn West”) as at December 31, 2009 and 2008 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles". This supplemental note is the responsibility of Penn West's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 18, 2010

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian Generally Accepted Accounting Principles (“GAAP”) vary in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (“Penn West”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income (loss):
	Year ended December 31
		Restated
	2009	2008
(CAD millions, except per unit amounts)
Net and Comprehensive Income (Loss) as reported in the
Consolidated Statements of Operations - Canadian GAAP	$(144)	$1,221
Adjustments
Unit-based compensation (note (b))	20	71
Impairment charge (note (a))	-	(8,111)
Depletion & depreciation (note (a))	922	(33)
Income tax effect of the above adjustments	(218)	1,931
Net and Comprehensive Income (Loss), U.S. GAAP, as adjusted	$580	$(4,921)

Net income (loss) per trust unit, as adjusted
Basic	$1.40	$(13.10)
Diluted	1.40	(13.10)

Weighted average number of trust units outstanding (millions)
Basic	412.9	375.6
Diluted	414.2	377.2

Deficit - U.S. GAAP
Balance, beginning of the year - U.S. GAAP	$(2,818)	$(1,413)
Net income (loss) - U.S. GAAP	580	(4,921)
Change in redemption value of Trust units (note (c))	(1,982)	5,066
Distributions declared	(841)	(1,550)
Balance, end of year - U.S. GAAP	$(5,061)	$(2,818)

The application of U.S. GAAP would have the following effects on the reported balance sheets:
	Canadian	U.S.
December 31, 2009 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$371	$371
Future income taxes	37	37
Other	101	101
	509	509

Property, plant and equipment (note (a))	11,347	4,125
Goodwill	2,020	2,020
Future income taxes	-	544
	13,367	6,689
	$13,876	$7,198

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$515	$515
Distributions payable	63	63
Convertible debentures	18	18
Risk management	130	130
	726	726
Long-term debt	3,219	3,219
Convertible debentures	255	255
Risk management	21	21
Asset retirement obligations	568	568
Unit rights liability (note (b))	-	40
Future income taxes	1,169	-
Total liabilities	5,958	4,829

Unitholders' mezzanine equity (note (c))	-	7,430

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	8,451	-
Contributed surplus (note (b))	123	-
Deficit (note (c))	(656)	(5,061)
	7,918	(5,061)
	$13,876	$7,198

	Canadian	U.S.
December 31, 2008 (CAD millions)	GAAP	GAAP
		Restated
ASSETS
Current
Accounts receivable	$386	$386
Risk management	448	448
Other	106	106
	940	940

Property, plant and equipment (note (a))	12,452	4,308
Goodwill	2,020	2,020
Future income taxes	-	563
	14,472	6,891
	$15,412	$7,831

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$630	$630
Distributions payable	132	132
Convertible debentures	7	7
Future income taxes	132	132
	901	901
Long-term debt	3,854	3,854
Convertible debentures	289	289
Risk management	6	6
Asset retirement obligations	614	614
Unit rights liability (note (b))	-	2
Future income taxes	1,368	-
Total liabilities	7,032	5,666

Unitholders' mezzanine equity (note (c))	-	4,983

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	7,976	-
Contributed surplus (note (b))	75	-
Retained earnings (deficit) (note (c))	329	(2,818)
	8,380	(2,818)
	$15,412	$7,831

The application of U.S. GAAP would have no effect on the statement of cash flows.

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproved properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future cash flows from proved plus probable reserves using forecast prices and costs, and the lower of cost, less any impairment of unproved properties.

On December 31, 2009, the changes announced by the SEC in December 2008 to modernize the oil and gas reporting requirements became effective, which led to a change in the impairment test. This new guidance is considered a change in estimate and will be applied prospectively. Under these new guidelines, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using an average price based on the first day of the month for the prior 12-month period and costs at the balance sheet date, plus the lower of cost, less any impairment of unproved properties. Previously, prices were based on those at the balance sheet date or, if elected by Penn West, recalculated seven business days prior to the filing date of Penn West’s consolidated financial statements if an impairment was indicated on the balance sheet date. If there was an impairment indicated at the balance sheet date, which no longer existed at the time of the second test, no write-down was required.

Based on these new pricing guidelines, at December 31, 2009 no impairment was indicated (2008 - $8,111 million). Future net revenues in the impairment test were based on prices of $3.74 per mcf (2008 - $6.28 per mcf) for natural gas and $57.72 per barrel (2008 - $38.06 per barrel) for liquids.

In compiling its 2009 US GAAP information, Penn West discovered the tax rate was applied incorrectly in the year-end 2008 US GAAP ceiling test. The 2008 comparative figures included with the 2009 US GAAP information have been revised accordingly. The impact on the statement of operations for the year ended December 31, 2008 was an increase to impairment charge, income tax recovery and net and comprehensive loss of $1.9 billion, $458 million and $1.5 billion, respectively, with an increase to the basic and diluted net loss per trust unit of $3.92 per trust unit for the year ended December 31, 2008. The impact on the balance sheet as at December 31, 2008 was a reduction to property, plant and equipment of $1.9 billion, an increase in future income tax asset of $458 million and an increase in deficit of $1.5 billion.

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves. All of Penn West’s reserves were evaluated or audited by independent petroleum engineers in both 2009 and 2008. In determining the depletable base, the estimated future costs to be incurred in developing proved reserves are included and the estimated equipment salvage values and the lower of cost, less any impairment of unevaluated properties is excluded. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method. Depletion and depreciation per gross equivalent barrel is calculated by converting natural gas volumes to barrels of oil equivalent (“BOE”) using a ratio of 6 mcf of natural gas to one barrel of crude oil. As a result of using proved reserves at the balance sheet date and the impairment charge recorded in 2008, depletion and depreciation was lower than that recorded under Canadian GAAP by $922 million in 2009 (2008 - $33 million higher). Depletion and depreciation per BOE as calculated under U.S. GAAP for the year ended December 31, 2009 was $9.15 (2008 - $139.88), which included the impairment charge and the depletion and depreciation GAAP difference.

(b) Unit-based compensation

Under U.S. GAAP, the trust unit rights are treated as a liability which is calculated based on the fair value of the grants, determined by the Binomial Lattice model at each reporting date until the date of settlement. Compensation cost is recorded based on the change in fair value of the rights during each reporting period. When rights are exercised, the proceeds received plus the amount recorded as a trust unit rights liability is recorded as mezzanine equity. Penn West issues units from treasury to settle unit rights exercises.

Rights granted under the rights plan are considered equity awards for Canadian GAAP purposes, a difference from U.S. GAAP. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus. When rights are exercised, the consideration received plus the value recorded in contributed surplus is transferred to unitholders’ equity. Contributed surplus amounts are not recognized under U.S. GAAP. Under U.S. GAAP, for the year ended 2009, compensation cost calculated was $20 million lower (2008 - $71 million) than compensation cost calculated under Canadian GAAP. The compensation cost was allocated as follows:

	Year ended December 31
(millions)	2009	2008
Field employees	$(8)	$7
Corporate employees	(24)	19
Compensation recovery (expense)	$(32)	$26

The total fair value under U.S. GAAP of non-vested trust unit rights not recorded and trust unit rights vested during the year were as follows:
	As at December 31
	Total Fair Value (millions)		Weighted Remaining Contractual Life (years)
	2009	2008	2009	2008
Non-vested options	$72	$106	1.9	2.1
Vested	$31	$19	1.3	1.2

If certain conditions are met, exercise prices are adjusted for distributions, at the option of the employee. On this basis, the total intrinsic value at December 31, 2009 for trust unit rights outstanding was $96 million (2008 - $nil), for trust unit rights exercisable was $17 million (2008 - $nil) and for trust unit rights exercised during the year was $3 million (2008 - $nil).

A GAAP difference exists in the calculation of the number of diluted weighted average trust units considered outstanding for the calculation of earnings per share. The U.S. GAAP amount includes proceeds on assumed exercises of unit rights based on the fair value at each balance sheet date, compared to the fair value at only the date of grant under Canadian GAAP, resulting in a different number of units included in the per unit calculations. For the year ended December 31, 2009, 25.2 million trust unit rights (2008 – 15.8 million) and 4.8 million units that would be issued on the conversion of the convertible debentures (2008 – 5.7 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive under U.S. GAAP.

(c) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units, which are redeemable at the option of the unitholder irrespective of the amounts which may be redeemed, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. Penn West reclassified $7,430 million at December 31, 2009 (December 31, 2008 - $4,983 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity, trust units issued net of redemptions, net income and distributions in a period are recognized as charges to deficit. Penn West recorded an increase of $1,982 million to deficit for the year ended December 31, 2009, compared to a reduction of $5,066 million for the same period of 2008 to reflect the changes in unitholders’ mezzanine equity.

(d) Acquisitions

Penn West accounted for the Reece Energy Exploration Corp. (“Reece”), Canetic Resources Trust (“Canetic”), Vault Energy Trust (“Vault”) and Endev Energy Inc. (“Endev”) acquisitions as purchases. The consolidated financial statements of Penn West include the results of operations, funds flow and net income of Reece from the closing date of April 30, 2009, of Canetic from the closing date of January 11, 2008, of Vault from the closing date of January 10, 2008 and of Endev from the closing date of July 22, 2008. If the Reece acquisition had occurred on January 1, 2009 and 2008, and the Canetic, Vault and Endev acquisitions had occurred on January 1, 2008, Penn West would have realized the following U.S. GAAP pro forma results for the years ended December 31:

(unaudited)	2009	2008
Revenue ($CAD millions)	$2,375	$4,159
Net income (loss) ($CAD millions)	581	(4,922)
Basic per unit	1.40	(12.74)
Diluted per unit	$1.40	$(12.74)

(e) Additional disclosure

Under Canadian GAAP, Penn West presents oil and natural gas revenues and royalty income prior to royalties payable in the Consolidated Statement of Operations and Retained Earnings. Under U.S. GAAP, these items would be combined and presented on a net basis in the Consolidated Statement of Operations and Retained Earnings (Deficit).

(f) Income Taxes

As at December 31, 2009, the total amount of Penn West’s unrecognized tax benefits was approximately $10 million including $3 million of interest and penalties, which if recognized would affect Penn West’s effective income tax rate. The resolution of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations could occur from period to period.

The change in the amount of unrecognized tax benefits is as follows:

	As at December 31
(millions)	2009	2008
Balance, beginning of period	$10	$9
Additions/ resolutions for the period	-	1
Balance, end of period	$10	$10

Penn West and its entities are subject to income taxation and related audits in Canada. The tax years from 2002 to 2009 remain open to audit by Canadian tax authorities.

Change in estimate

On December 31, 2009, Penn West prospectively adopted the revisions to modernize oil and gas reporting requirements as announced by the SEC in December 2008. These new requirements include a change to the price used in calculating reserves from a single-day closing price measured on the last day of an entity’s fiscal year to a 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Additional changes to oil and gas reserves disclosures were also provided.

Changes in accounting policies

On January 1, 2009, Penn West prospectively adopted “Business Combinations”. This Statement outlines principles for the acquirer on recognizing assets acquired and liabilities assumed in a transaction, establishes the acquisition date fair value for all assets and liabilities purchased and the requirement for additional disclosures for users of the financial statements to evaluate the business combination. The adoption of this standard had no material impact on Penn West’s financial statements.

On January 1, 2009, Penn West prospectively adopted “Non-Controlling Interests in Consolidated Financial Statements”. This pronouncement requires entities to report non-controlling interests as equity in the consolidated financial statements. The adoption of this standard had no material impact on Penn West’s financial statements.

On January 1, 2009, Penn West prospectively adopted “Disclosures about Derivative Instruments and Hedging Activities”. This is an amendment to the previously issued “Accounting for Derivative Instruments and Hedging Activities”. This Statement outlines additional disclosure requirements for derivative instruments and hedging activities to offer further information and transparency to users of the financial statements. The adoption had no material impact on Penn West’s financial statements.

On April 1, 2009, Penn West prospectively adopted “Subsequent Events”. This pronouncement outlines specific disclosures for events occurring after the balance sheet date but prior to the date the financial statements are issued. The adoption of this standard had no material impact on Penn West’s financial statements.

SUPPLEMENTARY OIL AND GAS INFORMATION - (UNAUDITED)

The following disclosures in this section provide oil and gas information in accordance with the U.S. standard, “Disclosures about Oil and Gas Producing Activities”.

NET PROVED OIL AND GAS RESERVES

Penn West engaged independent qualified reserve evaluators, GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Ltd. (“Sproule”), to evaluate Penn West’s proved developed and proved undeveloped oil and gas reserves or to audit Penn West’s evaluation thereof. As at December 31, 2009, all of Penn West’s oil and gas reserves are located in Canada and the United States of which less than one percent of our proved reserves are located in the United States. The changes in our net proved reserve quantities are outlined below.

Net reserves include Penn West’s remaining royalty and working interest reserves, less all Crown, freehold, and overriding royalties and other interests that are not owned by Penn West.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.

Proved developed reserves are those proved reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. Proved developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Penn West cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2009
CONSTANT PRICES AND COSTS
Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2008	214	39	875	18	416
Extensions & Discoveries	11	-	16	-	14
Improved Recovery	7	2	3	-	9
Technical Revisions	15	23	(34)	1	33
Acquisitions	3	-	6	-	4
Dispositions	(1)	(7)	(38)	(1)	(15)
Production	(21)	(8)	(135)	(3)	(54)
Change for the year	14	10	(182)	(3)	(9)
December 31, 2009	228	49	693	16	408
Developed	187	47	647	15	356
Undeveloped	42	2	47	1	52
Total (2)	228	49	693	16	408

YEAR ENDED DECEMBER 31, 2008
CONSTANT PRICES AND COSTS
Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2007	174	41	575	12	323
Extensions & Discoveries	5	1	20	-	9
Improved Recovery	2	-	4	-	3
Technical Revisions	(13)	(4)	19	-	(14)
Acquisitions	68	9	406	9	153
Dispositions	-	-	(12)	-	(2)
Production	(22)	(8)	(137)	(3)	(56)
Change for the year	40	(2)	300	6	93
December 31, 2008	214	39	875	18	416
Developed	180	34	823	17	369
Undeveloped	34	5	52	1	47
Total (2)	214	39	875	18	416

(1)	Columns may not add due to rounding.
(2)	Penn West does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

CAPITALIZED COSTS

As at December 31, ($CAD millions)	2009	2008	2007
Proved oil and gas properties	$17,536	$17,030	$10,622
Unproved oil and gas properties	393	490	303
Total capitalized costs	17,929	17,520	10,925
Accumulated depletion and depreciation	(13,804)	(13,212)	(3,512)
Net capitalized costs	$4,125	$4,308	$7,413

COSTS INCURRED

For the years ended December 31, ($CAD millions)	2009	2008	2007
Property acquisition (disposition) costs (1)
Proved oil and gas properties	$(369)	$(50)	$422
Unproved oil and gas properties	19	128	30
Exploration costs (2)	79	140	102
Development costs (3)	546	780	530
Capital expenditures	275	998	1,084
Corporate acquisitions	116	5,525	21
Total expenditures	$391	$6,523	$1,105

(1)	Acquisitions are net of disposition of properties.
(2)	Cost of geological and geophysical capital expenditures and drilling costs for exploration wells drilled.
(3)	Includes equipping and facilities capital expenditures.

RESULTS OF OPERATIONS OF PRODUCING ACTIVITIES

For the years ended December 31, ($CAD millions)	2009	2008	2007
Oil and gas sales, net of royalties and commodity contracts	$2,154	$4,413	$1,827
Lease operating costs and capital taxes	(979)	(865)	(536)
Transportation costs	(34)	(34)	(24)
Depletion, depreciation and accretion	(634)	(9,738)	(897)
Income taxes (1)	-	-	-
Results of operations	$507	$(6,224)	$370

(1)	Penn West is currently not cash taxable.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

The standardized measure of discounted future net cash flows is based on estimates made or audited by GLJ and Sproule of net proved reserves. Future cash inflows are computed based on constant prices and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are based on constant price assumptions and assume the continuation of existing economic conditions. Constant prices are an average of the first day of the month price for the prior 12-month period. Future income taxes are calculated by applying statutory income tax rates. Penn West is currently not cash taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

Penn West cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

($CAD millions)	2009	2008
Future cash inflows	$19,726	$16,030
Future production costs	(11,090)	(8,816)
Future development costs	(1,047)	(979)
Undiscounted pre-tax cash flows	7,589	6,235
Future income taxes (1)	(22)	-
Future net cash flows	7,567	6,235
Less 10% annual discount factor	(3,170)	(2,465)
Standardized measure of discounted future net cash flows	$4,397	$3,770

(1)	Penn West is currently not cash taxable.

($CAD millions)	2009	2008
Estimated future net revenue at beginning of year	$3,770	$7,014
Oil and gas sales during period net of production costs and royalties (1)	(1,708)	(2,865)
Changes due to prices and royalties related to forecast production (2)	1,635	(3,307)
Development costs during the period (3)	688	936
Changes in forecast development costs (4)	(476)	(866)
Changes resulting from extensions and improved recovery (5)	225	106
Changes resulting from discoveries (5)	4	4
Changes resulting from acquisitions of reserves (5)	47	1,393
Changes resulting from dispositions of reserves (5)	(166)	(22)
Discount factor (6)	377	701
Net change in income tax (7)	(1)	-
Changes resulting from technical reserves revision	152	(129)
All other changes (8)	(150)	805
Estimated future net revenue at end of year	$4,397	$3,770

(1)	Company actual before income taxes, excluding general and administrative expenses.
(2)	The impact of changes in prices and other economic factors on future net revenue.
(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4)	The change in forecast development costs.
(5)	End of period net present value of the related reserves.
(6)	Estimated as 10 percent of the beginning of period net present value.
(7)
The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period. Penn West is a Trust that will become taxable in 2011.

(8)	Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received versus forecast.